NEWS RELEASE

FOR RELEASE AT 9:00 AM EDT ON OCTOBER 26, 2005

STORM CAT ENERGY CLOSES $10.9 MILLION PRIVATE PLACEMENT

CALGARY, AB and DENVER – (PR Newswire) – October 26, 2005 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced that it has closed its private placement announced on October 20, 2005.  The private placement consisted of the sale of 5,092,328 common shares of the Corporation at a price of U.S. $2.15 per share, resulting in gross proceeds to the Corporation of U.S. $10,948,505.  In addition to the common shares, each investor will receive a common share warrant exercisable for three tenths (3/10) of a common share, for each common share purchased in the private placement; each full warrant will be exercisable for a period of two years from the closing at an exercise price of U.S. $2.52 per share. In connection with the closing, the Corporation has paid the placement agents fees in cash in the amount of U.S. $628,530.

Storm Cat will use the net proceeds from the financing to further fund its exploration and drilling programs on its Powder River Basin properties where two drilling rigs are currently active, the Elk Valley project in British Columbia, onshore Cook Inlet Alaska, and its shallow gas project in Saskatchewan, Canada.  With the proceeds of today’s private placement, combined with Storm Cat’s previously announced CDN $10.5 million Canadian private placement that closed on September 28, 2005, management believes that it has now has the necessary capital to enact its business plan of using its expertise in  drilling and completing unconventional natural gas prospects across its leasehold.

The Corporation also entered into a registration rights agreement with the investors requiring the Corporation to file with the SEC a Registration Statement covering the common shares issued, including any common shares issued upon exercise of the warrants, by December 31, 2005.  If the Registration Statement is not filed by December 31, 2005 or is not declared effective by the SEC by April 20, 2006, then the Corporation will be liable to make pro rata payments to each investor in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following such deadlines.

None of the securities distributed under the financing may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before February 26, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

The securities offered in the private placement have not been registered under the United States Securities Act of 1933 or any U.S. state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company's shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

Caution Regarding Forward Looking Statements

This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Company’s need for and ability to obtain additional financing, the ability to attract and retain experience personnel, the ability to maintain the Company’s listing on the American Stock Exchange, the ability to use the net proceeds from this financing on the properties listed above and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F filed with the Securities and Exchange Commission on July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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